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                                              Filed by Kana Communications, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                       Subject Company: Broadbase Software, Inc.
                                                 Commission File No.: 000-026789


WRITTEN COMMUNICATION COMPRISED OF A TRANSCRIPT OF THE KANA COMMUNICATIONS 1ST QUARTER 2001 EARNINGS RESULTS CONFERENCE CALL HELD ON APRIL 18, 2001


JAY WOOD
--------

This is Jay Wood, chairman and chief executive officer of Kana, and with me today is Art Rodriguez, Kana's interim chief financial officer. Thank you all for joining us.

As of the close of market today, Kana announced our earnings for our first quarter, ended March 31, 2001. I hope that all of you have received a copy of this press release. If you have not yet seen a copy, you can obtain one from our web site at www.kana.com.

Our conference call today will consist of two parts: First, our prepared remarks, lasting approximately 10 minutes, and later, we'll open up the call for your direct questions. I'd also like to note that today's call is copyrighted material of Kana and cannot be rebroadcast without the company's express written consent.

Before we get started with our prepared remarks, I'll ask Art to caution you about some of the forward-looking statements you will hear on today's call.

ART RODRIGUEZ
-------------

Thanks, Jay. On this call, we will make forward-looking statements, regarding anticipated events and the future performance of the Company, including our projections, expectations, beliefs, intentions, plans and strategies. Actual events or results could differ materially. In particular, I want to emphasize that much of our discussion is based on projections, that any projection involves judgment, and that individual judgments may vary. The projections on which our comments today are based, and the factors that we currently identify as influencing those projections, represent only the views of a small subset of management and do not necessarily represent a consensus of all employees, managers and Board members of Kana. Moreover, those projections are based on limited information available to us now. It should be clearly understood that the internal estimates on which we base our outlook today and our perception of the factors influencing this outlook are based on preliminary information. Although the projections and the factors influencing them will likely change, we will not inform you when they do. We typically do not update that guidance or any other forward-looking statement until the next scheduled call. Actual results may differ substantially from what we say today and no one should assume later in the quarter that the comments we provide today are still valid. They speak only as of today. Specific factors that could change causing our projections, expectations and other forward-looking statements not to be achieved are described in our most recent filings with the SEC including the "Risk Factors" section of our most recent Forms 10-Q and 10-K.

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And now I will turn the call back to Jay for his remarks...

JAY WOOD
--------

Thanks, Art.  And thanks to all of you for joining us this afternoon.

Our first quarter financial results are in line with our expectations announced April 3rd. Our revenue for the quarter was $24.2 million, up 126 percent from $10.7 million in the same quarter during 2000. Pro forma loss per share was 42 cents, compared to a pro forma loss of 21 cents per share in the same quarter last year.

Kana secured 15 new customers during the quarter, and upgrades and additional licenses from 50 existing customers. Some of our larger customers during the quarter included Kaiser Permanente, Williams Sonoma, Ford Wingcast, Citibank, and Delta Airlines.

Despite the economic environment, Kana's competitive advantage, particularly our EJB/J2EE platform for the contact center, continues to be demonstrable with more complex, larger enterprises. We continue to realize repeat business and new business wins at this tier of the market, which we believe reinforces and confirms our long-term strategy.

Next, let me also touch upon recent company developments. As you all know, last Monday (April 9th), Kana announced its intent to merge with Broadbase Software. As we outlined in our joint conference call, this deal is expected to close sometime in early Q3, following customary closing conditions and approvals.

Both companies are truly excited about this powerful union. As you might imagine, our management teams have spent quite a bit of time analyzing the cost savings and synergies that we can realize as a combined entity.

More importantly, we believe we have created the leader in the eRM marketplace. And we believe our EJB/J2EE based contact center product to be superior to the solutions offered by our competitors.

Before we go into our financial metrics, I would like to update you on Kana and our outlook going forward. As I have mentioned to you in the past, first and foremost, we are committed to profitability. In order to align our current cost structure with our revenue, over the past week, Kana eliminated roughly 300 employees. As part of this effort, we intend to reduce our headcount further, at the end of the second quarter, where we will be transitioning out approximately 100 additional employees. Based on our outlook for the coming quarter, and our outlook for the combined entity of Kana and Broadbase, we believe this is necessary to ensure that we operate in a more streamlined, efficient organizational structure--much more in line with our current revenue performance and near term projections. In total with Broadbase, a team of 850 employees creates an entity with recurring maintenance and service revenues that are considerably higher than each company on a stand-alone basis. With the elimination of duplication in various non-revenue departments, it increases our ability to achieve profits, creating a leader in the eRM space with a EJB/J2EE platform and a broad product offering.

Notwithstanding the headcount reductions, we have been careful in our selection of expense reductions to maintain solid footing from a technology, operations and sales perspective and continue to invest in Kana's future growth.

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We are committed to bottom line performance and our conservation of cash, and are therefore keeping our spending in-line with our revenue opportunities and financial targets.

With the proposed Kana/Broadbase merger, we have improved considerably the depth of our management organization. The new Kana will be a combination of senior talent at the Vice Presidential level that will create an organization with strength and maturity. I have been extremely impressed with the enthusiastic response and commitment we are seeing, not only from senior management, but also from all levels of employees. There is one addition we need to make to our senior staff, and that is the CFO position. We have been currently interviewing several very strong candidates with public-company experience. We anticipate being able to announce our selection to you sometime prior to the completion of the merger - and hopefully sooner.

Looking ahead, we will continue to focus on our strong relationships with our key partners, including Accenture, KPMG, IBM and from Broadbase, EDS, Cambridge Technology Partners, and Perot Systems, to name a few. These relationships are important channels from which Kana can accelerate revenue growth.

We are optimistic about our prospects going forward. The merger with Broadbase creates one of the broadest eRM product lines available from any one company in the market today, and a deep and talented employee base from which to grow, the ability to accelerate our number, to our number one objective which is profitability.

Next, I'll turn the call over to Art, who will take you through our financial highlights.

ART RODRIGUEZ
-------------

Thanks, Jay.

To summarize our quarterly results, revenues for the first quarter reached $24.2 million, a 126 percent increase over the same period last year.

On the bottom line, we came in at a pro forma net loss of 42 cents per share based on 91.5 million shares outstanding. Our numbers are in line with our revised expectations. This includes one-time charges for the amortization of intangible assets, stock-based compensation and goodwill impairment.

Let me now discuss some more details regarding our financial performance in the first quarter.

During the quarter, our top 10 customers contributed approximately 40 percent of total revenue. These included: Citibank, e-Trade, NTT, Williams Sonoma, Kaiser Permanente, Delta Airlines, Washington Mutual and Ford Wingcast.

As expected, sales for the quarter were primarily derived from North America at 83 percent of the total, with international contributing roughly 17 percent of our revenue for the first quarter.

During this past quarter, we derived about 65 percent of our revenue from our direct sales efforts, and the remainder, or 35 percent of revenue, from indirect including integrators such as Accenture and IBM.

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The license-service revenue mix was 50/50.

In terms of gross margins, our product gross margin was 95 percent, with services at a loss of 38 percent.

A strong financial indicator for us is the repeat business from our existing customer base. For the 1st quarter, about 55 percent of our license revenue dollars were generated from existing customers.

Referring to the balance sheet, as of March 31st, cash in short-term investments totaled $21 million. Deferred revenue at March 31st was $23.3 million, slightly down from the fourth quarter.

DSOs for this past quarter were 101 days. DSOs were impacted by our revenue decline as well as one receivable of approximately $4 million.

On the balance sheet, we took another impairment charge of approximately $600 million of goodwill related to the acquisition of Silknet. As we have continued to experience a decline in the market capitalization of the Company, precipitated by the decline in stock price, and based upon our revised revenue and cash flow forecast, we have concluded that the accounting rules require this impairment evaluation. Amortization of goodwill will now approximate $14 million per quarter until the remaining balance is fully amortized.

Next, I'll run through some other financial metrics of interest.

Overall, our total headcount at March 31 (excluding the pending reductions) was 881 employees. Based on our recent headcount reductions, this number will be down to roughly 550 employees in Q2. At March 31, Kana had 87 quota carrying reps on board. Again, based on our recent headcount reduction, in Q2 we are looking to have quota carrying reps in the low
70's.

In terms of ASPs, we break this down into two categories. First, our ASPs for our ebusiness platform were approximately $800,000. And our ASPs for our communications applications were approximately $300,000.

This wraps up my summary of our quarterly financial metrics discussion. I will take questions on the financials later but first let me turn the call back to Jay for our guidance and his concluding remarks.

JAY
---

Thanks Art.

In light of regulation FD, we will provide guidance on today's call, and what follows are forward-looking statements. In this economic climate, it is difficult to forecast results. We have set out a plan, which assumes little or no growth in revenue, while realizing a significant reduction in expenses, in order to get close to profitability. For the second quarter of this year, Kana currently expects revenue to remain somewhat flat from Q1.

However, given our reduced overhead, our proforma operating expenses will be reduced dramatically from the first quarter. We expect our total operational spending to be reduced by between 35 and 40 percent.

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Chuck Bay-- Broadbase chief executive officer and I have been working diligently to finalize our merger planning. We have decided not to provide any additional guidance beyond Q2 until we have an opportunity to further review the plans. We would expect to make an announcement during this quarter discussing our outlook for each company.

I would like to wrap up our prepared statement with the following. The industry analysts continue to believe the market for relationship management software will be a dynamic and growing market. With the merger with Broadbase, Kana becomes a major force in the eRM space. We have a breadth of product and an EJB/J2EE solution on the market today, which our key competitors cannot deliver. We are confident that with these factors and our strengthened management team, higher recurring revenue, and lower cost structure, we will solidify our leadership position in the coming months.

We have a lot of work ahead of us, but we are very excited about our prospects and we look forward to what we believe is a great opportunity.

At this time I'd like to turn it back to the operator for questions and answers.

OPERATOR:  We'll take our first question from Reg King of JP Morgan.

Q: Thank you. How are you doing, Jay? Just you or Art, I'm not sure who this question should be directed to. If you could just give us a little bit of clarity of head count reduction. I did see the numbers in the press release and I did hear your comments there. Art, I believe you said that the target of the head count would be 525. Is that right, at the end of the quarter?

ART:  That's correct, Reg.

Q: And Jay I believe you said in your comments that there will be an additional 100 that you look to eliminate during the quarter.

JAY: Yeah, the idea Reg is to - those hundred people represent primarily G&A staff where when we get to the point where we're going to merge with Broadbase there will be some duplication there, so our anticipation is that upon the merger we'll be reducing staff further to eliminate any duplication. So right now we are actually somewhere in the region between 525 and 550. We expect between 75 and 100 more to be let go by the end of the quarter.

Q: Great. Can you help us a little bit on the functional areas and where you see kind of the mix of the functional areas. Either on a percentage basis, Jay, are you on a direct headcount reduction? And specifically what I am looking at is your ability to continue in product development, R&D and in sales.

JAY: We did very little in the sales area actually, Reg, because we had made some reductions there in the past and we think we have the right number out there roughly. I think Art gave you some indications of that, a pretty small reduction. In the R&D area we're really focusing on the EJB platform. We wanted to make sure we had the strength behind that but there were some other areas where we had some ability to cut back a bit. Also, in anticipation of this merger there are some interesting synergies that will result from products. So, we looked at that and anticipate making some reductions in that area.

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But I would say overall, Reg, the cuts were made pretty much across the board.
Based on the revenue that we're projecting we just had too much staff in just about every area so we needed to make cuts across the board.

Q: Great. I know it's hard, Jay, to kind of look out into the future but can you give us some indication on what some of the catalysts we may look for. Is it with your strategic partnerships? You talked a little bit about your partnerships on the last call. Should we look for the product development efforts which you guys talked about a brief timeline on the last call.

JAY: Yeah, I think those are both important areas. I think we recognize that in bringing these companies together the product, and how the product comes out as a unified system, is very important. Chuck and I have spent a lot of time discussing that. We've had the development teams discussing it, and how do we set a roadmap for the future that quickly integrates those systems. So you should expect to see some announcements during Q3 and again during Q4 on some of the integration steps that were made.

Yes, I do think -you know- the partner relationships are crucial. IBM, Accenture, and KPMG continue to be excellent partners of ours. I think Art mentioned we saw about 35 percent of our business come through our partners this quarter. I think you'll see more people being trained from our partners and more business coming through that channel.

Q:  Thanks, Jay.  Good luck next quarter.

JAY:  Thanks very much.  Appreciate it.

OPERATOR:  We'll now hear from Steve Call. [company name not given]

Q: Thanks. I noticed it's been a short time since the announcement of the merger but could you talk about what your response has been from your customers and your partners. How they feel about it and what some of the information that you're getting back from them.

JAY: Sure. I think from the Kana side it's been very positive. Of course, financially this strengthens the company, which I think people saw as a big positive. It gives us additional product, which our customers are certainly interested in but in addition it makes us more competitive in the marketplace. I think -you know- the reaction on the whole has been very, very good and I think our partners, especially when you look at IBM Global Services, Accenture, KPMG, they just see this as an opportunity to implement a broader product line.

As we've seen historically in any software marketplace, those companies that offer the broadest portfolio tend to be the companies that win. The SAPs, Siebel and the traditional CRM space. I think in this new ERM space the companies that have a broad portfolio will be successful. I think our customers and partners recognize that and so I think generally it's been received very well.

Q: What is your training plan for the partners? Are you going to initiate training on both products, kind of cross partner now, or are you going to wait until the products are more fully integrated?

JAY: No, I think we will begin planning that for the completion of the merger. We're not going to wait for the product to be integrated because we've actually done some work in the field where some of the Broadbase products and the Kana products have actually been working together so I
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think we want to get our partners up to speed on the products as quickly as possible so they can get out there and help us penetrate new accounts with the software and in fact existing accounts.

Q:  Thank you.

JAY:  Thank you, Steve.

OPERATOR:  We'll now hear from Shayna Malnack with Williams Capital.

Q: Both you and Broadbase in particular, have experienced a higher DSO, I think Broadbase was 140 days. I was wondering if you could talk a little bit about what you intend to do about that. And lastly, have you got any ideas approximately how much or how long the cash you have will last? How many quarters?

JAY: Thanks, Shayna. First of all on the DSOs. The DSOs were mostly affected by the downturn in revenue. If you look at last quarter, if we were carrying the same receivable this quarter as we did last quarter the DSOs would have been through the roof, so it does make a big difference as I'm sure you know when you look at the formula. When your revenue comes down significantly it really impacts your DSOs. Now there was also one large receivable there that would have brought our DSOs down under 90 that we didn't collect but we expect to collect in the next few days.

We're not concerned about that. We think when the revenue comes back up and obviously we're hoping to see that happen, we think the DSOs will straighten out.

Now you also asked about the cash. We have in our agreement with Broadbase access to additional cash so should we need any and we don't think we will during this quarter, we can certainly call on that escrow account for additional cash. But the combination of the companies, Chuck and I have made a commitment. We don't ever want to see that cash go below $70-to-$80 million. I hope it doesn't ever get even that low but we certainly won't let it go below that. I think we have sufficient cash to ride out this economic downturn, however long it might last, especially with the headcount reductions we have done in both companies. So we're not too concerned about that any longer.

Q: Okay. At that employee level do you have an approximate idea what your cost will be looking like?

JAY: Well, we don't have the numbers right in front of us. I mean, we do have an approximate idea but I want to be careful about making statements around it. I think if you look at industry standard and what the cost per employee is and then you look at the combined number of 850 between the two companies, I think you will see that the revenue number we need then to get to profitability becomes much more reasonable in light of the combined companies and the recurring revenue we have. I would probably stay away from that right now, Shayna, until we have the definitive numbers in front of us. Thank you.

OPERATOR:  Kevin Signety at Solomon Smith Barney.

Q:  Hi Jay, this is Kevin Signety speaking, how are you?

JAY:  Good Kevin, thanks.

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Q:  I have a question for you.  From what I can see there are now 9 offices for
Broadbase and 10 for Kana. Are there plans to close down any of those offices nationally?

JAY: Well, consolidate I would say is the way we would look at it because there are places where we are located very close to each other, like here in California. We're in Redwood City and Menlo Park. Our headquarters are not more than 5 or 6 miles apart, so it doesn't make sense to keep both buildings. We think we can cut our costs substantially by moving everybody to one location. There are some opportunities like that on the East Coast so I think we'll look more to consolidate where we can and try to reduce our expenses that way.

Q: I'm sure that you've looked at the long-term leases. Are there any that are coming up any time soon?

JAY: For renewal? None that I know of that are coming up for renewal but certainly if they were we would take that into consideration for our office planning. We actually have a small group of people outlining that right now and making a determination of what the best route is to save expenses. So, we're continuing to look at that.

Q: So at this particular point you don't have an actual handle on what the current savings will be when you folks are supposed to get together, both Broadbase and Kana?

JAY: Oh, actually I think we do but I don't know if we are prepared to get definitive right now. We've actually gone through and done a plan for the model. What it would look like going forward. We've been through an iteration but Chuck and I feel we need to go back through it again to see if there are other synergies that we can take into account. And maybe some synergies on the revenue side where we might see some additional revenue. So, we just felt we want to give it some more scrutiny before we went forward and made public statements about it; but we do have a pretty good idea what that's going to be.

Q:  I see.  Okay, thank you very much.

OPERATOR: That concludes our question and answer session. Back to you for closing comments.

JAY WOOD: I would like to thank everyone again for joining us this afternoon. We look forward to communicating our progress to you over the coming months. Thanks very much.

OPERATOR: That concludes today's conference call. Thank you for your participation.


"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995:

Information in this transcript that involve Kana and Broadbase's expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which involve risk and uncertainties. All forward-looking statements included in this transcript are based upon information available to Kana and Broadbase as of the date of this release, and Kana and Broadbase assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from Kana and Broadbase's current expectations. Factors which could cause or contribute to such differences include, but are not limited to, slowing economic conditions; lack of market acceptance of the companies products or services; inability to integrate and enhance existing products and services within budget and on schedule, and develop new products and services on a timely basis; introduction of new products or services by competitors; and inability to attract and retain qualified employees. These and other factors and risks associated with Broadbase's business are discussed in Broadbase's recent filings with the Securities and Exchange Commission ("SEC"), including its annual report on Form 10-K filed on March 23, 2001.

Forward Looking

This document includes forward-looking statements, including those that describe the anticipated results of combining the product lines and businesses of Kana and Broadbase. Those statements are subject to significant risks and uncertainties and actual results could differ materially from those indicated in the forward-looking statements. The expected benefits of the proposed combination may not be realized for a number of reasons including the following. The merger may not be approved by the stockholders of Kana and Broadbase and the other conditions of closing may not be satisfied. The announcement of the merger may disrupt the companies' normal sales cycles because their sales forces may be distracted by the pending business combination or because customers may delay new orders until the merger is closed and the sales forces and product lines are combined. The combined product lines may not be as broad as those of some of the competitors of Kana and Broadbase, and the merger could cause Kana and Broadbase's business partners and potential competitors to acquire other product lines that would compete directly with the combined company. Moreover, Kana and Broadbase may not be able to rapidly integrate the operations or retain the key employees. In addition, the combined company may not achieve the increase in revenues that it expects or the optimal mix between license and service revenues that it targets to achieve its profitability goals.

--------------------------------------------------------------------------------
Contact:

  Broadbase Software, Menlo Park
  Lorraine Daignault, 508/353-3357
  ldaignault@broadbase.com
  or
  Kana Communications, Redwood City
  Daphne Alden, 415/602-0058
  daphne@kana.com
  or
  PAN Communications
  Jennifer Meyer/Ken Peters, 978/474-1900
  broadbase@pancomm.com


Additional Information and Where to Find It

Kana Communications plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and Broadbase Software expects to mail a Proxy Statement/Prospectus to stockholders of Broadbase Software containing information about the merger. Investors and security holders of Broadbase Software are urged to read the Registration Statement and Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/ Prospectus will contain important information about Kana Communications,

                                       9
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Broadbase Software, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the Web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also obtained from Broadbase Software by directing a request through the Investor Relations portion of Broadbase Software's site Investor Relations Department, 500 Broadway, Redwood City, CA 94063.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Kana Communications and Broadbase Software file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Kana Communications and Broadbase Software at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois.
Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Kana Communications' and Broadbase Software's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Interests of Certain Persons in the Merger

The directors and executive officers of Kana Communications and BroadbaseSoftware have interests in the merger, some of which may differ from, or may be in addition to, those of Broadbase Software's stockholders generally. A description of the interests that Kana Communications and Broadbase Software's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.

Solicitation of Proxies

Kana Communications, its directors, executive officers and certain other members of its management and employees may be soliciting proxies from Kana stockholders in favor of the merger. The directors and officers of BroadBase Software may be deemed to be participants in Broadbase solicitation of proxies. Information concerning the participants will be set forth in the Proxy Statement/Prospectus when it is filed with the Securities and Exchange Commission.

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